EXHIBIT 99.1

For Immediate Release 20-58-TR	Date:	November 22, 2020

Teck Provides Steelmaking Coal Market Update
Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") today announced that it has increased its steelmaking coal sales to China for the fourth quarter of 2020 in response to increased demand. These sales have been at higher pricing levels compared to markets outside China. Estimated total fourth quarter sales remain within Teck’s existing guidance of 5.8-6.2Mt, with approximately 20% of these sales now to Chinese customers.
Pricing in China for Teck’s steelmaking coal started to increase around the middle of the current quarter when a large portion of our overall sales were already concluded. Additional spot sales to China were concluded gradually as the price was rising and achieved an average premium in excess of US$35 per tonne above Australian FOB spot pricing at the time each sale was concluded. Our contract sales to Chinese customers are also priced on the basis of CFR China price assessments. The most recent three cargos were sold at prices between US$160/tonne and US$165/tonne CFR China. In a declining coal price environment, our realized coal price relative to benchmark would normally be lower than the long term average of 92%. As a result of these recent sales at premium prices, however, we are estimating that our Q4 realized price will reflect that long term average of approximately 92% despite the price drop for markets outside China where the majority of Teck’s steelmaking coal is sold.

We have had detailed discussions with customers regarding 2021 sales and are restructuring our sales book to target 2021 sales to China of approximately 7.5 million tonnes. We caution that these sales are subject to a range of risks including general market and economic conditions, general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. We aim to sell these tonnes at CFR China pricing which currently reflects a premium to Australian FOB spot pricing of approximately US$50/tonne.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements regarding Teck’s coal sales to China and elsewhere in the fourth quarter of 2020 and in 2021, and the pricing of those sales. These statements are based on assumptions regarding Teck’s coal production, demand for steelmaking coal in various markets, general economic conditions and conditions in commodities markets, and import restrictions or other regulatory measures affecting Teck’s coal sales and coal sales from other jurisdictions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, acts of governments, including  changes in import restrictions or other regulatory actions, changes in coal markets or general economic conditions, unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest. The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com